UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports 1.81 million passenger

traffic in February 2023

Mexico City, Mexico, March 7, 2023—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 33.7% in February 2023, as compared to February 2022. Domestic traffic increased 31.3%, and international traffic increased 50.9%.

Total Passengers*

	Feb-2022	Feb-2023	Change %	Jan-Feb 2022	Jan-Feb 2023	Change %
Domestic	1,188,832	1,560,556	31.3	2,434,320	3,245,539	33.3
International	165,686	250,009	50.9	358,342	535,797	49.5
OMA Total	1,354,518	1,810,565	33.7	2,792,662	3,781,336	35.4

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Of total passenger traffic, 99.3% was commercial, and 0.7% was general aviation.

Total Passengers*
	Feb-2022	Feb-2023	Change %	Jan-Feb 2022	Jan-Feb 2023	Change %
Acapulco	65,258	80,590	23.5	132,314	172,155	30.1
Ciudad Juárez	111,540	152,983	37.2	233,599	324,990	39.1
Culiacán	156,836	184,843	17.9	318,992	378,829	18.8
Chihuahua	92,645	125,922	35.9	198,382	269,907	36.1
Durango	31,055	33,099	6.6	65,088	71,863	10.4
Mazatlán	110,358	134,521	21.9	221,502	268,308	21.1
Monterrey	579,625	844,780	45.7	1,186,701	1,749,321	47.4
Reynosa	30,784	34,204	11.1	65,082	73,473	12.9
San Luis Potosí	33,757	44,353	31.4	74,542	96,821	29.9
Tampico	28,519	36,729	28.8	58,008	77,364	33.4
Torreón	39,924	52,581	31.7	79,011	107,586	36.2
Zacatecas	23,410	25,478	8.8	54,099	62,041	14.7
Zihuatanejo	50,807	60,482	19.0	105,342	128,678	22.2
OMA Total	1,354,518	1,810,565	33.7	2,792,662	3,781,336	35.4
Domestic Passengers*
	Feb-2022	Feb-2023	Change %	Jan-Feb 2022	Jan-Feb 2023	Change %
Acapulco	58,400	71,493	22.4	116,871	152,657	30.6
Ciudad Juárez	111,064	152,351	37.2	232,718	323,780	39.1
Culiacán	154,702	182,431	17.9	313,611	373,723	19.2
Chihuahua	86,467	116,980	35.3	184,535	250,168	35.6
Durango	25,612	27,006	5.4	52,922	57,489	8.6
Mazatlán	82,191	87,518	6.5	166,062	178,361	7.4
Monterrey	512,401	730,563	42.6	1,038,762	1,500,475	44.4
Reynosa	30,343	33,905	11.7	64,157	72,976	13.7
San Luis Potosí	23,079	31,384	36.0	49,442	66,279	34.1
Tampico	25,876	32,722	26.5	51,972	68,336	31.5
Torreón	36,377	48,167	32.4	71,021	98,084	38.1
Zacatecas	15,621	16,217	3.8	34,873	37,823	8.5
Zihuatanejo	26,699	29,819	11.7	57,374	65,388	14.0
OMA Total	1,188,832	1,560,556	31.3	2,434,320	3,245,539	33.3
International Passengers*
	Feb-2022	Feb-2023	Change %	Jan-Feb 2022	Jan-Feb 2023	Change %
Acapulco	6,858	9,097	32.6	15,443	19,498	26.3
Ciudad Juárez	476	632	32.8	881	1,210	37.3
Culiacán	2,134	2,412	13.0	5,381	5,106	(5.1)
Chihuahua	6,178	8,942	44.7	13,847	19,739	42.6
Durango	5,443	6,093	11.9	12,166	14,374	18.1
Mazatlán	28,167	47,003	66.9	55,440	89,947	62.2
Monterrey	67,224	114,217	69.9	147,939	248,846	68.2
Reynosa	441	299	(32.2)	925	497	(46.3)
San Luis Potosí	10,678	12,969	21.5	25,100	30,542	21.7
Tampico	2,643	4,007	51.6	6,036	9,028	49.6
Torreón	3,547	4,414	24.4	7,990	9,502	18.9
Zacatecas	7,789	9,261	18.9	19,226	24,218	26.0
Zihuatanejo	24,108	30,663	27.2	47,968	63,290	31.9
OMA Total	165,686	250,009	50.9	358,342	535,797	49.5

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated March 7, 2023